SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

JAKKS PACIFIC, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
47012E403
(CUSIP Number)
Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E403

1.	Names of reporting persons Benefit Street Partners L.L.C.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	287,039*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	287,039*

11.	Aggregate amount beneficially owned by each reporting person	287,039*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	6.8%*
14.	Type of reporting person (see instructions)	IA

* On October 9, 2020, Benefit Street Partners L.L.C. (“BSP”), in its capacity as investment adviser to funds and accounts managed by it (the “BSP Funds”), entered into a Securities Purchase and Sale Agreement (the “SPA”) with a third party whereby BSP purchased, on behalf of the BSP Funds, from the third party (i) 175,074 shares of common stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), and (ii) 59,823 shares of the Issuer’s Series A Preferred Stock (the “Preferred Stock”). Holders of Preferred Stock have the right to vote on certain matters, including election of two directors, as a separate class from the Common Stock; however, the Preferred Stock is not convertible into Common Stock. Concurrent with its entry into the SPA, BSP, on behalf of the BSP Funds, also entered into an agreement whereby the third party assigned to BSP approximately $41.4 million in principal amount of the Issuer’s indebtedness.

As a result, BSP may be deemed to beneficially own, in the aggregate, 287,039 shares of the Issuer’s Common Stock, representing approximately 6.8% of the 4,244,360 shares of Common Stock outstanding as of August 3, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020, filed with the Securities and Exchange Commission on August 4, 2020. The number of shares of the Issuer’s Common Stock reported as beneficially owned are held by the BSP Funds.  Thomas J. Gahan controls BSP and may be deemed to beneficially own the 287,039 shares of the Issuer’s Common Stock held by the BSP Funds.

CUSIP No. 47012E403

1.	Names of reporting persons Thomas J. Gahan
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	287,039*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	287,039*

11.	Aggregate amount beneficially owned by each reporting person	287,039*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	6.8%*
14.	Type of reporting person (see instructions)	IN

* On October 9, 2020, Benefit Street Partners L.L.C. (“BSP”), in its capacity as investment adviser to funds and accounts managed by it (the “BSP Funds”), entered into a Securities Purchase and Sale Agreement (the “SPA”) with a third party whereby BSP purchased, on behalf of the BSP Funds, from the third party (i) 175,074 shares of common stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), and (ii) 59,823 shares of the Issuer’s Series A Preferred Stock (the “Preferred Stock”). Holders of Preferred Stock have the right to vote on certain matters, including election of two directors, as a separate class from the Common Stock; however, the Preferred Stock is not convertible into Common Stock. Concurrent with its entry into the SPA, BSP, on behalf of the BSP Funds, also entered into an agreement whereby the third party assigned to BSP approximately $41.4 million in principal amount of the Issuer’s indebtedness.

As a result, BSP may be deemed to beneficially own, in the aggregate, 287,039 shares of the Issuer’s Common Stock, representing approximately 6.8% of the 4,244,360 shares of Common Stock outstanding as of August 3, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020, filed with the Securities and Exchange Commission on August 4, 2020. The number of shares of the Issuer’s Common Stock reported as beneficially owned are held by the BSP Funds.  Thomas J. Gahan controls BSP and may be deemed to beneficially own the 287,039 shares of the Issuer’s Common Stock held by the BSP Funds.

CUSIP No. 47012E403

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.001 par value per share (the “Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2951 28th Street, Santa Monica, California 90405.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being jointly filed by (i) Benefit Street Partners L.L.C. (“BSP”), and (ii) Thomas J. Gahan. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This Schedule 13D relates to common stock, $0.001 par value per share (“Common Stock”), of the Issuer beneficially owned by certain funds to which BSP serves as investment adviser (the “BSP Funds”). BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As a result, as of the date of this Schedule 13D, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of BSP and Mr. Gahan may be deemed to beneficially own approximately 6.8% of the shares of the Issuer’s Common Stock deemed issued and outstanding as of the date of the event that requires the filing of this Schedule 13D (the “Report Date”). Pursuant to a voting agreement between the Issuer and certain holders party thereto, BSP has the right to designate a director to the Issuer’s board of directors. Matthew Winkler currently serves as BSP’s designee.

(b)	The principal business address of BSP and Mr. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4920, New York, NY 10019.

(c)	The principal business of the Reporting Persons is investment and/or investment management.

(d)	The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Persons, nor, to the best knowledge of the foregoing, any of their controlling persons, have not been, during the last five years, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	BSP is a limited liability company organized under the laws of the State of Delaware. Mr. Gahan is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from the capital contributions by the partners of the BSP Funds and the available funds of such entities.  A total of $721,304.88 was paid to acquire the shares of Common Stock purchased pursuant to the SPA (as defined below).

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business by the BSP Funds. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

The information in Item 6 is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(e). The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 4,244,360 shares of Common Stock outstanding as of August 3, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020, filed with the Securities and Exchange Commission on August 4, 2020.

On October 9, 2020, BSP, in its capacity as investment adviser to the BSP Funds, entered into a Securities Purchase and Sale Agreement (the “SPA”) with a third party whereby BSP, on behalf of the BSP Funds, purchased from the third party (i) 175,074 shares of Common Stock, and (ii) 59,823 shares of the Issuer’s Series A Preferred Stock (the “Preferred Stock”). Holders of the Preferred Stock have the right to vote on certain matters, including election of two directors, as a separate class from the Common Stock; however, the Preferred Stock is not convertible into Common Stock. Concurrent with its entry into the SPA, BSP, on behalf of the BSP Funds, also entered into an agreement whereby the third party assigned to BSP approximately $41.4 million in principal amount of the Issuer’s indebtedness (together with the entering of the SPA, the “Transaction”).

As a result of the Transaction, BSP, as the investment adviser to the BSP Funds, may be deemed to beneficially own, in the aggregate, 287,039 shares of the Issuer’s Common Stock held by the BSP Funds, representing approximately 6.8% of the Issuer’s issued and outstanding shares of Common Stock deemed outstanding as of the Report Date. Based on the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended June 30, 2020, filed with the Securities and Exchange Commission on August 4, 2020, there were 4,244,360 shares of Common Stock issued and outstanding as of August 3, 2020. Thomas J. Gahan controls BSP and may be deemed to beneficially own the 287,039 shares of the Issuer’s Common Stock held by the BSP Funds.

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the transaction described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

1.	Joint Filing Agreement.
2.	Securities Purchase and Sale Agreement, dated as of October 9, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2020

BENEFIT STREET PARTNERS, L.L.C.

By: /s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Signatory

/s/ Thomas J. Gahan
Name: Thomas J. Gahan